FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No          X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated September 15, 2008, regarding legal proceeding.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, September 15, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Art 3 Chapter XXI of the CNV Rules

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), I hereby inform the following:

1.	The Appeal Court in Commercial Matters, has refused the appeal filed by Telecom Argentina against the precautionary action issued by the First Instance National Court in Commercial Matters Nº16, Secretary Nº32 recorded as “Werthein, Gerardo y otros c/ Telecom Italia S.p.A y otros s/ ordinario” referred to the designation of an Information Monitor with the capacity of an observer in the group of companies integrated by Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and their subsidiaries.

2.

As informed in the note presented last July 11th, the Court ordered to extend the action of the observer for a term of 40 days to be counted from the notification of the resolution by the Court. This term should be computable in judicial business days and will end on September 19th, 2008.

3.

Telecom Argentina has been informed that on June 13th, 2008, W de Argentina – Inversiones S.L. filed a judicial action against Telecom Italia International N.V., before the National Court of First Instance in Commercial Matters Nº8, Secretary Nº15 from Buenos Aires City to nullify the purchase option that Telecom Italia International N.V. acquired in 2003 for the share participation that W de Argentina – Inversiones S.L. has in Sofora Telecomunicaciones S.A. (“Sofora”), indirect controller of Telecom Argentina. Within the scope of the judicial action, the participant Judge ordered the registration of the litis in Sofora’s shareholder registry book, under the terms of art. 229 of the Argentine Procedural Civil and Commercial Code.

Yours sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 24, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors